Exhibit 99.1

Nano Labs Announces Extraordinary General Meeting

HONG KONG, Jan. 27, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that an extraordinary general meeting of the Company (the “Meeting”) will be held at 10 A.M. on March 7, 2025, Beijing time (9 P.M. on March 6, 2025, U.S. Eastern time) at China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, The Peoples Republic of China. The Company has established the close of business on January 28, 2025, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The purpose of the Meeting is:

(1)	to increase the authorized share capital of the Company from US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (i) 14,141,093 Class A Ordinary Shares of par value of US$0.002 each, (ii) 2,858,909 Class B Ordinary Shares of par value of US$0.002 each and (iii) 7,999,998 shares of a par value of US$0.002 each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect to US$4,200,000 dividing into 2,100,000,000 shares with a par value of US$0.002 each, comprising 1,097,141,091 Class A ordinary shares, 2,858,909 Class B ordinary shares, and 1,000,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect by creation of (a) authorized but unissued 1,082,999,998 Class A Ordinary Shares of par value of US$0.002 each and (b) authorized but unissued 992,000,002 shares of a par value of US$0.002 each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect (the “Share Capital Increase”), with effect from the date of the ordinary resolution be approved.

(2)	to increase the votes per Class B ordinary share of the Company from 15 to 30 (the “Class B Shares Vote Increase”), with effect from the date of the special resolution be approved.

(3)	to amend the current memorandum and articles of association of the Company to reflect the Share Capital Increase and the Class B Shares Vote Increase.

Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir@nano.cn.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com